UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

COMMISSION FILE NO. 0-16667

_____________

DNB FIRST 401(k) RETIREMENT PLAN

_____________

4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

DNB FINANCIAL CORPORATION
4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Name of issuer of the securities
held pursuant to the Plan and the
address of its principal executive office)

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Exhibit

Consent of Fischer Cunnane & Associates Ltd, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and Administrators
  of the DNB First 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the DNB First 401(k) Retirement Plan (the "Plan") as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years ended December 31, 2008, 2007 and 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years ended December 31, 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2008, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants
June 29, 2009
West Chester, Pennsylvania

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	December 31
	2008	2007
Assets

Investments:
Mutual Funds	$2,373,839	$4,027,579
Money Market Funds	438,360	–
Investment Contract	–	171,065
Common Stock	594,495	746,642
Cash	53,124	–
	$3,459,818	$4,945,286

Receivables:
Employer's Contribution	76,820	81,947
Other	2,581	–
	79,401	81,947

Total Assets	3,539,219	5,027,233

Liabilities

Accounts Payable	–	–
Accrued Expenses	11,878	–

Total Liabilities	11,878	–

Net Assets Reflecting All Investments at Fair Value	3,527,341	5,027,233

Adjustment from fair value to contract value for fully
benefit responsive investment contract	–	9,004

Net Assets Available for Benefits	$3,527,341	$5,036,237

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008, 2007 and 2006

	Year Ended December 31
	2008	2007	2006
Additions (Reductions):

Investment Income:
Net (depreciation) appreciation in fair value of instruments	$(1,728,722)	$(204,604)	$277,692
Dividends, Interest and Other	21,199	362,420	230,387
Total Investment Income (Loss)	(1,707,523)	157,816	508,079

Contributions:
Participants'	515,681	534,530	556,648
Employer's	306,976	317,242	305,198
Rollovers into plan for new employees	9,815	7,014	18,017
Total Contributions	832,472	858,786	879,863
Total Additions (Reductions)	(875,051)	1,016,602	1,387,942

Deductions:

Deductions from net assets attributed to:
Benefits paid to participants	605,067	419,662	751,657
Investment expenses	28,778	28,475	26,714
Total Deductions	633,845	448,137	778,371

Net Increase (Decrease)	(1,508,896)	568,465	609,571

Net Assets Available for Benefits
Beginning of year	5,036,237	4,467,772	3,858,201
End of Year	$3,527,341	$5,036,237	$4,467,772

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General.  The Plan is a defined contribution plan, which covers employees of DNB First (the “Company”).  Those employees eligible to participate in the Plan become eligible for the Plan immediately when employment begins.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions. Each year, participants may contribute an amount up to 100% of pretax annual compensation.  For 2008, 2007 and 2006 this was limited to $15,500, $15,500 and $15,000, respectively, as defined by the IRS.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may, at its discretion, match contributions each year. For 2008, 2007 and 2006, the Company match was $0.25 per dollar up to a maximum of 6% of salary-deferred contributions. The Company’s matching contributions to the Plan for 2008, 2007 and 2006 were $88,224, $93,000 and $90,000, respectively.   The Plan also allows the Company to make additional discretionary contributions and qualified non-elective contributions.  There were no discretionary contributions for 2008, 2007 or 2006. Qualified non-elective contributions for 2008, 2007 and 2006 were $218,752, $224,246, and $215,000, respectively.

Effective July 1, 2005, the Plan was amended to include the option for the participants to invest in Company stock and to permit the employer matching contribution and qualified non-elective contributions to be made in Company stock.  In addition, the Plan was amended to allow for an employer discretionary contribution.  The amendment also allowed the Plan to have multiple trust agreements in effect.  During 2008, 2007, and 2006 all employer contributions were made in Company stock.

Vesting. Participants are 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon.  Participants are 100% vested in additional discretionary contributions made by the Company after three years of vested service.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses.  Allocation of expenses are based on participant earnings or account balances, as defined.

Participant Loans. The Plan does not allow Participants to borrow from their fund accounts.

Plan Termination. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits. In general, amounts held in the participant’s account are not distributable until the participant terminates employment, reaches age 59-1/2, dies or becomes permanently disabled.  At that time, the participant may receive a lump-sum amount equal to the vested value of his or her account.  Participants may also withdraw funds in certain situations.

As of December 31, 2008, 2007 and 2006, $526,753, $990,023 and $119,176, respectively, of the Plan's assets were allocated to the accounts of persons who have terminated employment with the employer, but have not been paid.

Forfeited Accounts.  Effective January 1, 2005, forfeited accounts are used to offset future employer contributions.  There was $2,395, $1,316 and $5,451 in forfeited accounts in 2008, 2007 and 2006, respectively.  There was $0, $0 and $495 of the forfeited accounts available to offset future employer contributions at December 31, 2008, 2007 and 2006, respectively.  Prior to January 1, 2005, forfeited accounts would have been allocated to each person who was an eligible participant on the last day of the Plan year.  Effective December 1, 2006, forfeitures may first be used to pay administrative expenses.

Administrative Expenses. Each participant's account is charged with an allocation of certain administrative expenses.  Allocations of expenses are based on participant earnings or account balances, as defined.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the DNB First 401(k) Retirement Plan have been prepared in conformity with accounting principles generally accepted in the United States.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value.   Shares of mutual funds, money market funds and DNB Financial Corporation common stock are valued at quoted prices, which represent the net asset value of shares held by the Plan at December 31, 2008 and 2007.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

In April 2009, the FASB issued FASB Staff Position (“FSP”) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are Not Orderly.  This FSP supersedes FSP FAS 157-3 and provides additional guidance in determining whether a market is active or inactive and whether a transaction is distressed.  It is applicable to all assets and liabilities that are measured at fair value and requires enhanced disclosures.  FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009.  Management believes that the adoption of this FSP will not have a material impact on the Plan’s financial statements.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

NOTE 3 – RELATED PARTY TRANSACTIONS

Effective May 24, 2004, Delaware Charter Guarantee & Trust Company, a member of the Principal Financial Group, became the custodian or trustee for certain funds held as investment vehicles for the Plan.  Prior to June 30, 2005, the Plan’s investments included five mutual funds managed by Russell Investment Group and one investment contract managed by Principal Financial Group.  Effective July 1, 2005, fifteen additional funds were added to the Plan as well as DNB Financial Corporation common stock.  DNB Advisors was the Trustee for DNB Financial Corporation’s common stock held as an investment for the Plan and the Principal Financial Group was the record-keeper for the Plan through June 30, 2008. Effective July 1, 2008, Schwab Trust became the Trustee for DNB Financial Corporation’s common stock held as an investment for the Plan and Newport Group Retirement Plan Services (“Newport”) became the Plan’s administrator and record-keeper. In connection with the change in Trustees, the Plan’s investments include thirty-two mutual funds as well as the DNB Financial Corporation’s common stock. Principal Financial Group and DNB Advisors were parties-in-interest to the Plan through June 30, 2008. Newport Group Retirement Plan Services, Schwab Trust and its affiliates became parties-in-interest effective July 1, 2008. DNB Financial Corporation is also a party-in-interest to the Plan.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 4 - TAX STATUS

The Plan was previously evidenced by a prototype document sponsored by Principal Life Insurance Company.  Principal Life Insurance Company has received a determination letter dated September 16, 2003 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue Code.   The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Principal Life Insurance Company.  The Plan has been restated and is no longer evidenced by a prototype document.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5 - INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets at December 31, 2008, 2007 and 2006 are as follows:

	December 31
	2008	2007	2006
Russell Lifepoints Balanced Strategy E Fund	$482,106	$1,019,478	$858,154
Russell Lifepoints Equity Aggressive Strategy E Fund	531,707	990,606	876,637
Russell Lifepoints Growth Fund	880,017	-	-
* Schwab Retirement Advantage Money Market	437,381	-	-
* DNB Financial Corporation Common Stock, $1 par value	594,495	746,640	628,768
* Principal Fixed Income 401(a) / (k)	-	180,069	189,255
Russell Lifepoints Aggressive Strategy E Fund	-	1,373,964	1,351,804

* Represents party-in-interest transactions.  In addition, certain mutual fund options with Principal Financial Group totaling $200,836 in 2007 are party-in-interest.

During 2008, 2007 and 2006, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value by $(1,707,523), $157,816 and $508,079, respectively.  All investments in the Plan are made in mutual funds, investment contracts (through June 30, 2008), money market funds (effective July 1, 2008) and employer securities.  The net (depreciation) appreciation in fair value excluding dividends, interest and other is as follows:

	December 31
	2008	2007	2006
Mutual Funds	$(1,332,366)	$(39,529)	$282,692
Investment Contracts	2,810	5,903	7,015
Employer Securities	(403,033)	(170,978)	(12,015)
Money Market	3,867	-	-

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 6 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Principal Fixed Income Option 401(a)/401(k) is a general-account backed stable value contract.  This group annuity contract has been issued to Principal Trust Company, who served as custodian through June 30, 2008.  Effective July 1, 2008, the Plan's administration was moved to the Newport Group, where investment contracts are not utilized.   The Principal Fixed Income Option contract guaranteed principal and provided a stated rate of return backed by Principal Life Insurance Company.  As an insurance contract, this is not an investment but a guarantee backed by the assets in Principal Life Insurance Company’s multi-billion dollar general account.

The contract is included in the financial statements at fair value as determined by Principal Life.  The adjustment from fair value to contract value for the investment contract value is based on the contract value as reported to the Plan by Principal Life.  The fair value of the investment contract at December 31, 2007 was $171,065.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may direct transfers in and out of the Principal Fixed Income Option.  These transfers are made at book value (i.e. no market value adjustments or surrender charge adjustments).  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The stated rate of return was reset semi-annually.  The average yield and crediting interest rates for the twelve months ended December 31, 2007 and the six months ended June 30, 2008 were as follows:

2008			2007
Period		Crediting	Period		Crediting
Start	End	Rate / Yield	Start	End	Rate / Yield
January	June	3.15%	January	June	3.25%
July	December	NA	July	December	3.15

NOTE 8 – ADMINISTRATIVE EXPENSES

The Company pays certain administrative expenses and consulting expenses of the Plan.  All investment and related expenses are paid from the net assets of the Plan.  Investment expenses of $28,778, $28,475 and $26,714 were paid to parties-in-interest during 2008, 2007 and 2006, respectively.

NOTE 9 – PLAN AMENDMENTS

Effective January 1, 2005, the Plan was amended to include certain safe harbor elections under the Internal Revenue Code.  The amendment, among other things, includes provisions to include bonuses in the definition of pay, a limit of 6% on elective salary deferrals matched by the Company and the elimination of the employer discretionary match and related vesting service requirement.  In addition, employer qualified non-elective contributions will equal 3% of pay.  Participants will no longer be required to be an active participant at the end of the Plan year to be included in employer qualified non-elective contributions.  Such contributions will be allocated to participants when made.

Effective July 1, 2005, the Plan was amended to include the option for the participants to invest in Company stock and to permit the employer matching contribution and qualified non-elective contributions to be made in Company stock.  In addition, the Plan was amended to allow for an employer discretionary contribution.

Effective December 1, 2006, the Plan was restated to reflect certain administrative and regulatory changes to the Plan.  Such changes include, among other things, the addition of a Roth 401(k) feature, automatic elective deferral contributions feature, and changes in the provisions for disposition of forfeitures.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 10 – NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

DNB Financial Corporation Stock:

	2008	2007
Net Assets-beginning of year	$561,755	$448,721
Changes in Net Assets:
Contributions	312,100	317,242
Net (loss)	(283,657)	(137,099)
Benefits paid and transfers	(150,557)	(67,109)
Net Assets-end of year	$439,641	$561,755

NOTE 11– FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”). For financial statement elements currently required to be measured at fair value, SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

SFAS 157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2008.

•	Mutual funds and money market funds: Valued at the net asset value of shares held by the Plan at year end, based on observable market quotations.

•
Company stock: The fair values of these securities are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Mutual funds and money market funds	$2,812,199	$2,812,199	$—	$—
Company stock	594,495	594,495	—	—

Total investments	$3,406,694	$3,406,694	$—	$—

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4i - Assets (Held at End of Year)
EIN: 23-0534545		Year Ended December 31, 2008
Plan number: 002
	Identity of Issuer	Description of Investment	Current Value
		Registered Investment Company
	American Beacon Advisors	American Beacon Large Value	19,670
		Registered Investment Company
	The American Funds	American Europacific Growth	33,458
		Registered Investment Company
	The American Funds	American Fund Cap Wrld Bond	1,465
		Registered Investment Company
	The American Funds	American Growth Fund of America	47,553
		Registered Investment Company
	The American Funds	Bond Fund of America R5	9,454
		Registered Investment Company
	Columbia Management Distributors, Inc.	Columbia Mid Cap Value Z	15,342
		Registered Investment Company
	Columbia Management Distributors, Inc.	Columbia Small Cap Growth Z	12,180
		Registered Investment Company
	Columbia Management Distributors, Inc.	Columbia Small Cap Value II	4,574
*		Employer Security
	DNB Financial Corporation	DNB Financial Corp Common Stock	594,495
		Registered Investment Company
	Fidelity Investments	Fidelity Emerging Markets	32,856
		Registered Investment Company
	Prudential Investment Management Services LLC	Jennison Mid Cap Growth Z	10,669
		Registered Investment Company
	Pacific Investment Management Company LLC	Pimco Total Return D	7,288
		Registered Investment Company
	Frank Russell Investment Co.	Russell Life Conservative	126,872
		Registered Investment Company
	Frank Russell Investment Co.	Russell Life Equity Aggressive	531,707
		Registered Investment Company
	Frank Russell Investment Co.	Russell Life Moderate Strategy	44,879
		Registered Investment Company
	Frank Russell Investment Co.	Russell Lifepoints Balanced	482,106
		Registered Investment Company
	Frank Russell Investment Co.	Russell Lifepoints Growth	880,017
		Registered Investment Company
	Frank Russell Investment Co.	Russell Real Estate Securities	10,936
*		Registered Investment Company
	Charles Schwab and Co., Inc.	Schwab Retirement Advantage MM	437,381
*		Registered Investment Company
	Charles Schwab and Co., Inc.	Schwab Investor Money Fund	979
		Registered Investment Company
	T Rowe Price Investment Services, Inc.	T Rowe Price Retirement 2020	3,304
		Registered Investment Company
	T Rowe Price Investment Services, Inc.	T Rowe Price Retirement 2030	1,368
		Registered Investment Company
	T Rowe Price Investment Services, Inc.	T Rowe Price Retirement 2050	33
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Index 500	32,859
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Life Strategy Conservative Growth	8,991
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Life Strategy Growth	-0-
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard LS Moderate Growth	9,082
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard LS Star Income	10,869
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Mid Cap Index	17,042
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard S/T Bond Index	5,942
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Small Cap Index	4,472
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Total International Stock Index	274
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index	8,577
* Represents party-in-interest transactions.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4j – Schedule of Reportable Transactions

EIN  23-0534545
PLAN NUMBER  002
PLAN YEAR 01/01/2008 TO 12/31/2008

DESCRIPTION OF ASSET	(A) Total Number of Purchases	(B) Total Number of Sales	(G) Cost of Asset	(H) Current Total Value	(E) Net Gain/(Loss)
DNB FINANCIAL CORP STOCK	Various		$471,046	$471,046	$ -
DNB FINANCIAL CORP STOCK		Various	206,962	163,506	(43,456)

* Schedule is prepared using the alternative way of reporting (iii) series transactions under DOL Regulation 2520.103-6(d)(2).

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, DNB First, National Association, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DNB First 401(k) Retirement Plan

	By:	/s/ Gerald F. Sopp
Gerald F. Sopp
Executive Vice President & Secretary
DNB First, National Association

	By:	/s/ Bruce E. Moroney
Bruce E. Moroney
Chief Financial Officer and Executive Vice President
DNB First, National Association

June 29, 2009

Index to Exhibits

Exhibit No. Under Item

601 of Regulation S-K	Description of Exhibit and Filing Information
23	Consent of Independent Registered Public Accounting Firm